Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

March 31, 2011

Ms. Cecilia Blye

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

U.S.A.

Re:	Honda Motor Co., Ltd. Form 20-F for the fiscal year ended March 31, 2010 Filed June 24, 2010 File No. 1-7628

Dear Ms. Blye:

This is in response to the staff’s comment letter of March 9, 2011, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2010. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

“1. As you know, Iran, Syria and Sudan are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please update us on your contacts with Iran, Syria and Sudan since your letters to us of December 28, 2006 and January 16, 2007. In this regard, we note May 2007 news articles regarding the introduction of divestment legislation in Ohio which targeted companies including Honda because of their ties to Iran and we note a March 2010 news articles regarding a non-profit group calling on an auditor to refuse to provide services to companies, including Honda, that operate in Iran. We note from Iran’s Visman Co.’s website that it offers certain of your products in Iran. In addition, we note from several news articles that your joint venture partner Dongfeng Motor Group and its subsidiaries sell trucks in Iran and Sudan.

Finally, we note that your 20-F does not include information regarding contacts with Iran, Syria and Sudan.

Please describe to us the nature and extent of your contacts with Iran, Syria and Sudan since your earlier letters, whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran, Syria or Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria or Sudan or entities controlled by these governments.”

Ms. Cecilia Blye

Response:

We have not appointed any additional distributors in Iran, Syria and Sudan since our previous response on January 16, 2007 (the “2007 Response”). The following describes our operations in the countries since the 2007 Response.

With respect to Iran, in 2007, we terminated the joint venture agreement that was mentioned in the 2007 Response, which we had in place with local companies to produce motorcycles since 1974. As a result, we sold all of the shares we had owned in the joint venture and withdrew our motorcycle business from Iran. Also as mentioned in the 2007 Response, we do not sell automobiles into or conduct any other automobile-related business in Iran, but do continue to export power equipment products to an independent local distributor called Visman Co,. Ltd.

With respect to Syria, we are engaged in exporting automobile and power equipment products to independent local distributors, as described in the 2007 Response. We discontinued our motorcycle business in Syria in 2008.

With respect to Sudan, we terminated our export of power equipment products in 2009. We have been engaged in exporting automobile and motorcycle products to independent local distributors.

Our business exposure in Iran, Syria and Sudan has been decreasing since the 2007 Response and currently we do not anticipate any future material expansion of our operations in these countries. In addition, to the best of our knowledge, understanding and belief, our operations do not involve the governments and entities controlled by governments in each countries.

With respect to your query on Dongfeng Motor Group Co,. Ltd. (“Dongfeng Motor Group”), we entered into a joint venture agreement with Dongfeng Motor Group in 2003 and established a joint venture corporation in China called Dongfeng Honda Automobile Co., Ltd. (“Donfeng Honda Automobile”). We participate in the management of the joint venture corporation but we are not involved in any operations of Dongfeng Motor Group at all.

With respect to the business of Dongfeng Honda Automobile, our license agreement with that company is limited to the distribution and service of our products only within China. In addition, the license agreement requires consultation with us if Dongfeng Honda Automobile exports products to countries other than China. To our knowledge, Dongfeng Honda Automobile has not exported any of our products to countries outside of China since its foundation in 2003.

Ms. Cecilia Blye

“2. Please discuss the materiality of your contacts with Iran, Syria or Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.”

Response:

We do not believe that our contacts with Iran, Syria and Sudan individually or in the aggregate, constitute a material risk for our security holders in either quantitative or qualitative terms.

In quantitative terms, we believe our operations in Iran, Syria and Sudan are immaterial to our consolidated financial condition and results of operations.

•

Our total consolidated net sales for the fiscal year ended March 31, 2008, 2009, 2010 and for the fiscal nine months ended December 31, 2010 were US$119,801 million, US$101,916 million, US$92,210 million and US$82,511 million, respectively (based on an exchange rate of US$1 = ¥100.19, 98.23, 93.04 and 81.49, the prevailing exchange rates on March 31, 2008, 2009, 2010 and December 31, 2010, respectively.) Our total consolidated net sales attributable to our operations in Iran, Syria and Sudan in each corresponding period were US$39 million, US$34 million, US$19 million and US$13 million, respectively. On a percentage basis this represents 0.03%, 0.03%, 0.02% and 0.02%, respectively, of our consolidated sales for each period.

•

Our total assets were US$125,916 million, US$120,319 million, US$124,990 and US$138,172 million, respectively, as of March 31, 2008, 2009, 2010 and December 31, 2010. As of the same date, our total accounts receivables for the independent local distributors in Iran, Syria and Sudan on a consolidated basis were US$0 million, US$0.3 million, US$1.5 million and US$1.7 million, respectively. We do not have any other assets or liabilities with respect to these independent local distributors.

In qualitative terms, our products sold in Iran, Syria and Sudan are not designed for military application. In addition, as mentioned above, our operations in these countries do not involve the governments and entities controlled by these governments in these countries. Accordingly, we do not believe that our activities in these countries are of a nature that would materially and adversely impact our reputation or share value.

Ms. Cecilia Blye

*        *        *        *         *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or by e-mail, Asako Suzuki, General Manager of Finance Division (fax: 81-3-5412-1134; e-mail: asako_suzuki@hm.honda.co.jp).

Very truly yours,

/s/ Yoichi Hojo
Yoichi Hojo
Chief Operating Officer for
Business Management Operations
(Chief Financial Officer)
Honda Motor Co., Ltd.

cc:	Mr. Max Webb

(Division of Corporate Finance

  Securities and Exchange Commission)

Mr. Izumi Akai

Mr. Kenji Taneda

Mr. Yuko Ozaki

(Sullivan & Cromwell LLP)